SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2007

ELTEK LTD.
(Name of Registrant)

Sgoola Industrial Zone, Petach Tikva, Israel
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements File Nos. 333-12012 and 333-123559.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELTEK LTD. (Registrant) By: /s/ Amnon Shemer —————————————— Amnon Shemer Chief Financial Officer

Date: November 23, 2007

ELTEK Ltd.
Amnon Shemer, CFO
+972-3-9395023
amnons@eltek.co.il

Eltek Announces Third Quarter 2007 Financial Results

PETACH-TIKVA, Israel, November 22, 2007 (BUSINESS WIRE) – Eltek Ltd., the leading Israeli manufacturer of advanced flex-rigid circuitry solutions, today announced its financial results for the third quarter of 2007.

Third – Quarter 2007:

Eltek reported revenues for the three months ended September 30, 2007 of $ 8.8 million compared with $ 8.6 million for the second quarter of 2007 and $ 10.0 million for the third quarter of 2006. The year-over-year decrease in revenues is attributable to reduced sales to the Company’s previous largest customer, who notified the Company towards the end of the second quarter that it was terminating production for its principal product as such product reached the end of its lifecycle. Revenues from that customer were $ 840,000 in the three months ended June 30, 2007 and $ 2.8 million in the three months ended September 30, 2006. Excluding sales associated with that customer, third quarter revenues increased by $1.3 million compared to the same quarter in 2006, and increased by $700,000 on a sequential basis. While the Company expects that its revenues will continue to be impacted by the loss of sales to that customer in the fourth quarter, it expects a sequential increase in revenues and improved operating results in the quarter.

The Company incurred a loss in the third quarter of $ 223,000, or ($ 0.03) per fully diluted share compared with net income of $ 482,000, or $ 0.07 per fully diluted share, for the same quarter in 2006. The loss is mainly attributable to the aforementioned reduction in sales.

Nine-Months Ended September 30, 2007:

Revenues for the nine-month period ended September 30, 2007 were $ 27.6 million compared with revenues of $ 28.9 million for the comparable period in 2006. Excluding sales relating to the discontinued customer product, revenues in the nine-month period ended September 30, 2007 increased by $ 2.7 million compare to the same period in 2006.

Net income for the nine-month period ended September 30, 2007 was $171,000, or $ 0.03 per fully diluted share, compared with a net income of $1.6 million or $ 0.23 per fully diluted share for the same period in 2006. The reduction in net income is mainly attributable to the reduction in sales and the negative impact of the devaluation of the U.S. dollar against the NIS.

EBITDA:

In the third quarter of 2007, Eltek had EBITDA of $163,000 compared to EBITDA of $1.2 million in the third quarter of 2006. In the first nine months of 2007, Eltek had EBITDA of $ 2.0 million compared with EBITDA of $ 3.7 million in the same period in 2006. The reduction in EBITDA is mainly attributable to the reasons described above.

ELTEK uses EBITDA as a non-GAAP financial performance measurement. EBITDA is calculated by adding back to net income interest, taxes, depreciation and amortization. EBITDA is provided to investors to complement results provided in accordance with GAAP, as management believes the measure helps illustrate underlying operating trends in the Company’s business and uses the measure to establish internal budgets and goals, manage the business and evaluate performance. EBITDA should not be considered in isolation or as a substitute for comparable measures calculated and presented in accordance with GAAP.

Effective January 1, 2007, The Company’s consolidated financial statements have been prepared in accordance with U.S. GAAP, and the Company’s reporting currency has been changed from NIS to U.S. dollars. The financial statements for all years (or periods) presented are translated into the reporting currency using the current rate method. Under this method, the income statement and the cash flow statement items for each year (or period) are translated into the reporting currency using the rates in effect at the date of the transactions, and assets and liabilities are translated using the exchange rate at the end of that year (or period), except for equity accounts which are translated using historical exchange rates. All resulting exchange differences, which do not affect the Company’s earnings, are reported in the accumulated other comprehensive income as a separate component of shareholders’ equity. In the case of a change in reporting currency, this method of translation results in the financial statements of prior years (or periods) presented for comparison being translated as if the reporting currency used in the current year (or period) had been used for at least all periods shown. The Company believes that presenting the financial statements in U.S. dollars and under US-GAAP delivers more meaningful and relevant financial information to its shareholders.

Management Comments:

“Excluding sales associated with the discontinued customer product, in Q3 we managed to grow our revenues both on a sequential and year – over – year basis,” said Arieh Reichart, President and Chief Executive Officer of Eltek. “This achievement reflects our continued success in gaining new tier-one customers, as well as our strengthened position within our diverse high – end customer base. Furthermore, many of our new serial production engagements are still in the early stages, and represent significant opportunities for future expansion.”

Mr. Reichart continued, “Our recently expanded marketing efforts are progressing very well. Combined with ramped – up production capacity and improved production processes and efficiencies, we feel that we are poised to exploit and operationally leverage the tremendous long – term growth opportunities in the global high-end PCBs market.”

“Looking into the fourth quarter of 2007, we currently expect a sequential revenues growth and an improvement in operational results. We also expect continuation of the trend of year – over – year revenues growth, excluding the impact of sales to the above – mentioned large customer”, he concluded.

Amnon Shemer, CFO of Eltek added “The devaluation of the U.S. dollar against the NIS continued to have a negative impact on our operating margins, as the average exchange rate between the NIS and the U.S. dollar in the third quarter of 2007 was 4.3% lower than that of the third quarter of 2006. On the other hand, we recorded an income of $ 349,000 from hedging transactions that we performed in order to reduce the negative impact of the devaluation of the U.S. dollar against the NIS on our operating margins.”

“In the first nine months of 2007 we invested $2.0 million in machinery and infrastructure for further capacity ramp-up. We are just beginning to experience the positive impact on our production processes and efficiencies and expect to realize more benefits in 2008 and onwards”. Mr. Shemer concluded.

About the Company

Eltek is Israel’s leading manufacturers of printed circuit boards (“PCB”), the core circuitry of most electronic devices. It specializes in the complex high-end of PCB manufacturing, i.e., HDI, multi-layered and flex-rigid boards. Eltek’s technologically advanced circuitry solutions are used in today’s increasingly sophisticated and compact electronic products. For more information, visit Eltek’s internet site at www.eltekglobal.com.

Forward Looking Statement:

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company’s Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

Eltek ltd.
Consolidated Statements of Operations
(In thousands US$, except per share data)

	Year ended December 31,	Nine months ended		Three months ended
		September 30,		September 30,
	2006	2006	2007	2006	2007
	Audited	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	39,045	28,902	27,587	10,046	8,771
Costs or revenues	(30,557)	(22,877)	(22,885)	(7,939)	(7,675)

Gross profit	8,488	6,025	4,702	2,107	1,096

Research and development Expenses, net	(154)	(109)	(100)	(42)	(17)

Selling, general and administrative expenses	(5,580)	(3,936)	(4,305)	(1,468)	(1,468)

Amortization of goodwill	(473)	0	0	0	0

Operating income (loss)	2,281	1,980	297	597	(389)

Financial income (expenses), net	(538)	(397)	(115)	(120)	165

Income before other income (loss), net	1,743	1,583	182	477	(224)

Other income, net	5	7	5	0	1

Income (loss) before tax expenses	1,748	1,590	187	477	(223)

Taxes on income	(158)	0	0	0	0

Income (loss) after taxes on income	1,590	1,590	187	477	(223)

Minority interests	60	(2)	(16)	5	0

Net income (loss) for the period	1,650	1,588	171	482	(223)

Basic earnings (loss) per 1 ordinary share	0.29	0.28	0.03	0.09	(0.03)

Diluted earnings (loss) per 1 ordinary share	0.24	0.23	0.03	0.07	(0.03)

Weighted average shares used to compute
basic net earnings per share (in thousands)	5,617	5,615	6,124	5,624	6,610

Weighted average shares used to compute
diluted net earnings per share (in thousands)	6,954	6,920	6,624	6,928	6,622

Eltek ltd.
Consolidated Statements of Operations
(In thousands US$)

	December 31,	September 30,
	2006	2006	2007
	Audited	Unaudited	Unaudited

Assets

Current assets
Cash and cash equivalents	2,030	1,576	1,725
Receivables: Trade	7,707	7,573	8,504
Other	261	247	518
Inventories	3,766	3,882	4,373
Prepaid expenses	192	375	261

Total current assets	13,956	13,653	15,381

Deferred taxes	-	162	0

Severance benefits	1,106	1,147	1,231

Property and equipment, net	8,143	7,723	9,569

Goodwill	903	1,349	972

Total assets	24,108	24,034	27,153

Liabilities and Shareholder's equity

Current liabilities
Short-term credit and current maturities of long-term debts	2,776	3,548	4,354
Trade payables	5,941	6,625	6,505
Other liabilities and accrued expenses	3,114	2,845	3,217
Convertible note	436	425	-

Total current liabilities	12,267	13,443	14,076

Long-term liabilities
Long term debt, excluding current maturities	3,068	1,803	3,199
Employee severance benefits	1,187	1,348	1,314

Total liabilities	16,522	16,594	18,589

Minority interests	311	371	352

Shareholders' equity
Ordinary shares, NIS 0.6 par value authorized 50,000,000 shares, issued and outstanding 6,609,807 as of September 30, 2007, 5,624,011
as of September 30, 2006 and 5,624,011 as of December 31, 2006	1,236	1,236	1,384
Additional paid-in capital	14,152	14,152	14,328
Cumulative translation adjustment related to change in reporting currency	1,671	1,566	2,067
Cumulative foreign currency translation adjustments	416	377	462
Capital reserve	695	695	695
Accumulated deficit	(10,895)	(10,957)	(10,724)

Total shareholders equity	7,275	7,069	8,212

Total liabilities and shareholders equity	24,108	24,034	27,153

Non-GAAP Earnings Reconcilliations

	Year ended December 31,	Nine months ended		Three months ended
		September 30,		September 30,
	2006	2006	2007	2006	2007
	Audited	Unaudited	Unaudited	Unaudited	Unaudited

GAAP net income (loss)	1,650	1,588	171	482	(223)
Add back items:

Financial expenses (income), net	538	397	115	120	(165)
Tax expenses	158	0	0	0	0
Amortization of goodwill	473	0	0	0	0
Depreciation	2,330	1,673	1,710	564	551

Adjusted EBITDA	5,149	3,658	1,996	1,166	163